

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

August 31, 2016

Via E-mail
Mr. Andrew P. Smith
Chief Financial Officer
Sucampo Pharmaceuticals, Inc.
805 King Farm Boulevard
Suite 550
Rockville, MD   20850

> **Re: Sucampo Pharmaceuticals, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2015**
> **Filed March 11, 2016**
> **File No. 1-33609**

Dear Mr. Smith:

We have reviewed your August 22, 2016 response to our comment letter and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments. Unless we note otherwise, our reference to the prior comment is to our comment in our August 9, 2016 letter.

Notes to Financial Statements
Note 5. Acquisitions, page F-20

1. We acknowledge your response to prior comment 1. Please tell us the difference at December 31, 2015, March 31, 2016 and June 30, 2016 between the cost you reflect in your financial statements of the acquired inventory that incorporated expensing the $20.1 million step-up straight-line over seven months and what the cost of the acquired inventory would have been had it been based on actual usage using a first-in, first-out convention.

You may contact Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have questions regarding comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance